September 10, 2025

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
36/39-36/40, 13th Floor, PS Tower
Sukhumvit 21 Road (Asoke)
Khlong Toei Nuea Sub-district
Watthana District, Bangkok 10110
Thailand

       Re: NewGenIvf Group Ltd
           Draft Registration Statement on Form F-1
           Submitted August 22, 2025
           CIK No. 0001981662
Dear Wing Fung Alfred Siu:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted August 22, 2025 Recent Development
Strategic Investments in Digital Assets, page 23

1. We note your disclosure that on June 2, 2025, the Company announced plans to invest up to US$30 million in staking the digital asset SOL and to fund such investment using existing credit facilities. We also note your disclosure that as of July 25, 2025, the Company has accumulated total SOL holdings of 6,703.99, valued at approximately US$1.24 million. Please revise your disclosure to address the
       following:
           Describe more specifically what you mean by    investing $30 million
in staking
 September 10, 2025
Page 2

           the digital asset SOL    and provide an estimated timeline for your
Solana strategy
           plan.
             Discuss the material aspects of your Solana strategy plan and how you intend to generate profit through this strategy, including an estimate of the cost of each step and the challenges you may face, including the payment of any debt obligations.
             Explain the custody arrangements for the SOL that you hold and plan to hold and identify the third-party custodians you use or intend to use to store these assets.
             Provide separate risk factors addressing material risks related to your Solana strategy.
             Include a discussion of the SOL ecosystem and a description of the lifecycle of the SOL token, including the past and current supply of SOL, how new SOL is created, any burn mechanism, the bonding and unbonding period, and any inflationary or deflationary mechanism.
Risk Factors
Risks Related to Government Regulation
Advertising or offering of gender selection services in certain jurisdictions in which
NewGenIvf operates..., page 49

2. We note your risk factor disclosure regarding certain risks to your business if you, your representatives, or your sub-contractors inadvertently violate, or are alleged to violate, laws prohibiting gender selection for non-medical purposes such as the Hong
       Kong Human Reproductive Technology Ordinance. We also note your statement that you derive "a substantial portion of [your] revenue from Chinese clients and as such,
       [your] maintenance of PRC-sourced revenues and access to new and existing clients from the PRC are also subject to the economic conditions of China." Recent media stories have reported on the arrests of various individuals in Hong Kong for alleged violations of the Human Reproductive Technology Ordinance based on alleged advertisement, promotion and solicitation of gender selection services to customers in
       Hong Kong. Please expand on your disclosure to explain the extent you have been, or expect to be, materially impacted by any such increased enforcement of the Hong
       Kong Human Reproductive Technology Ordinance. Your disclosure should address whether there has been any material impact on your ability to generate revenue from
       Chinese clients. Please also clarify whether the Company's PRC-sourced revenues are derived from clients in mainland China and/or Hong Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642
 September 10, 2025
Page 3

with any other questions.



                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and
                            Services
cc:   Steve Lin